Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Year Ended December 31
	2013	2012	2011
Earnings Available for Fixed Charges
Income before income tax	$61.2	41.4	38.8
Fixed charges	0.3	—	—
	$61.5	41.4	38.8

Fixed Charges
Interest and expense on indebtedness	$0.3	—	—
	$0.3	—	—
Ratio of Earnings to Fixed Charges	205.0	N/A	N/A